UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)
Mexus Gold US ac
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
593057102
(CUSIP Number)
Phillip E. Koehnke P.O. Box 235472 Encinitas, CA 92024 (858) 229-8116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 593057102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paul D. Thompson
2.	Check the Appropriate Box if a Member of a Group: Not Applicable (a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /
6.	Citizenship or Place of Organization: United States
7. Sole Voting Power: 0 (See Item 5)
8. Shared Voting Power: 0 (See Item 5)
9. Sole Dispositive Power: 70,225,462
10. Shared Dispositive Power: None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 70,255,462
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: / /
13.	Percent of Class Represented by Amount in Row (11): 28%
14.	Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D (“Statement”) filed on behalf of the Reporting Persons with the Securities Exchange Commission on September 10, 2019, and as amended by that certain Amendment No. 1 filed on March 15, 2013. This Amendment No. 2 relates to the common stock, $0.001 par value per share (the “Common Stock”), of Mexus Gold US, a Nevada corporation (the “Issuer”).   The principal executive offices of the Company are 1805 N. Carson Street, #150, Carson City, NV 89701.

Except as specifically amended by this Amendment No. 2, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment No. 2 but not otherwise defined shall have the meanings given to such terms in the Statement.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 2, the Reporting Persons may be deemed to beneficially own an aggregate of 70,225,462 shares of Common Stock, which constitutes approximately 28% of the shares of Common Stock outstanding. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 254,658,861 shares of Common Stock were outstanding as of the date of this Amendment No. 2.

The shares are held by Reporting Person as follows: 45,500,000 shares are held by Taurus Gold, Inc., an entity controlled by Reporting Person; 24,428,772 shares are held by Reporting Person Directly; 113,772 shares are held by Mexus Gold International, an entity controlled by Reporting Person; and 182,918 shares are held by Mexus Gold Mining, S.A. de C.V., an entity controlled by Reporting Person.

Item 5(b) is hereby amended and restated as follows:

(b) The Reporting Person has share voting power and share dispositive power with respect to 70,225, 462 shares of Common Stock.

Item 5(c) is hereby amended and restated as follows:

During the last sixty (60) days, the Reporting Persons disposed of an aggregate of 546,510 shares of Common Stock at a range of prices from $0.06 per share to $0.08 per share through a number of sales on the Over-The-Counter Bulletin Board as set forth in the following schedule:

Trade Date	# Shares Sold	Price	Shares Sold This Period

2/10/2014	20,000	0.06	20,000
2/12/2014	10,000	0.06	30,000
2/13/2014	47,328	0.06	77,328
2/14/2014	17,682	0.06	95,010
2/20/2014	8,000	0.06	103,010
3/6/2014	22,496	0.06	125,506
3/7/2014	66,504	0.06	192,010
3/10/2014	42,000	0.06	234,010
3/11/2014	58,000	0.06	292,010
3/12/2014	50,000	0.06	342,010
3/13/2014	3,000	0.06	345,010
3/17/2014	1,000	0.06	346,010
3/19/2014	25,000	0.06	371,010
3/20/2014	6,000	0.06	377,010
4/1/2014	45,000	0.08	422,010
4/9/2014	2,100	0.07	424,110
4/10/2014	1,000	0.07	425,110
4/14/2014	21,900	0.07	447,010
4/17/2014	30,000	0.06	477,010
4/21/2014	20,520	0.06	497,530
4/22/2014	19,480	0.06	517,010
4/23/2014	10,000	0.06	527,010
4/25/2014	19,500	0.06	546,510

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2014
/s/ Paul D. Thompson
Paul D. Thompson